SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

The Joint Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47973J102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. identification number (entity only)	John Leonesio
2	Check the appropriate box if a member of a group	(a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
5	Sole voting power	752,985**
6	Shared voting power
7	Sole dispositive power	752,985**
8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person	752,985**
10	Check if the aggregate amount in Row (9) excludes certain shares	[ ]
11	Percent of class represented by amount in Row (9)	5.9
12	Type of reporting person	IN

**Includes 2,500 shares issuable upon exercise of vested options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

2

This Amendment No. 2 (this "Amendment") to Schedule 13G is filed in respect of the common shares, par value $.001 per share, of The Joint Corp. to amend the Schedule 13G originally filed by the reporting person with the Securities and Exchange Commission on February 9, 2015, as amended by Amendment No. 1 filed on February 3, 2016 (as amended, the "Schedule 13G").

Item 4.	Ownership

Item 4 of Schedule 13G is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

(a)	Amount beneficially owned:

The 752,985 shares of the common stock of The Joint Corp. for which this schedule is filed consist of (i) 750,485 shares owned by LTLx2, LLC, a limited liability company of which Mr. Leonesio is the sole member and (ii) 2,500 shares issuable to Mr. Leonesio upon exercise of vested options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

(b)	Percent of class:

5.9%

The percentages in this schedule were calculated on the basis of 12,720,399 shares outstanding as of November 4, 2016, as reported by the issuer in its quarterly report on Form 10-Q filed on November 14, 2016, plus 2,500 shares that would be outstanding upon the exercise of Mr. Leonesio’s vested stock options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	752,985**
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	752,985**
(iv)	Shared power to dispose of to direct the disposition of:	0

**Includes 2,500 shares issuable upon exercise of vested options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017.	/s/ John Leonesio
John Leonesio

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